As filed with the Securities and Exchange Commission on October 31, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-9
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Rogers Cable Communications Inc.	Rogers Communications Inc.	Rogers Wireless Partnership
(Exact name of Registrant as specified in its charter)

Ontario	British Columbia	Ontario
(Province or other jurisdiction of incorporation or organization)

4841	4841	4812
(Primary Standard Industrial Classification Code Number)

Not Applicable
(I.R.S. Employer Identification Number)

333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9 (416) 935-7777
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894-8400
(Name, address, and telephone number of agent for service in the United States)

Copies to:
Erik R. Tavzel, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475	David Wilson, Esq. Davies Ward Phillips & Vineberg LLP 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this registration statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒	at some future date (check appropriate box below):

	1.	☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing).

	2.	☐
pursuant to Rule 467(b) on          at          (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on  .

	3.	☒
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐	after the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Debt Securities	U.S.$2,250,000,000	100%	U.S.$2,250,000,000	U.S.$88,425
Guarantees	(3)	(3)	(3)	None

(1)	Estimated solely for purposes of calculating the registration fee.

(2)
Pursuant  to Rule 457(p) of the Securities Act  of 1933, as amended (the “Securities Act”), the Registrants hereby offset the registration fee required in connection with this registration statement by $7,675 previously paid by the Registrants in connection with the registration of debt securities on Form F-9 (Commission File No. 333-147078) filed with the Commission on November 1, 2007, of which U.S.$250,000,000 principal amount were not sold.  Accordingly, the filing fee paid herewith is $80,750.

(3)
Guarantees by Rogers Cable Communications Inc. and Rogers Wireless Partnership of the Debt Securities (and guarantees of such guarantees by Rogers Communications Inc.) being registered on Form F-9 hereunder are to be sold without separate consideration.

Pursuant to Rule 429 under the Securities Act, the prospectus contained in this registration statement relates to registration statement on Form F-9 (Commission File No. 333-147078) (the “Initial Registration Statement”).  This registration statement constitutes a post-effective amendment to the Initial Registration Statement, and such post-effective amendment shall become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act.

The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

AMENDMENT NO. 1 TO THE
SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 8, 2007

New Issue	October 29, 2008

ROGERS COMMUNICATIONS INC.

US$4,000,000,000
Debt Securities

Our short form base shelf prospectus dated November 8, 2007 (the "prospectus") is hereby amended (as amended, the "amended prospectus") to increase the aggregate amount of debt securities that may be offered from time to time under the prospectus from US$2,000,000,000 to US$4,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering).  In particular, the prospectus is amended by deleting the references to "US$2,000,000,000" contained on the face page of the prospectus and substituting therefore "US$4,000,000,000".  The first paragraph of the text on the face page of the prospectus, as so amended, reads as follows:

"We may offer from time to time, during the 25 month period that this prospectus, including any amendments hereto, remains effective, debt securities in an aggregate amount not to exceed US$4,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering).  These debt securities may consist of debentures, notes or other types of debt and may be issuable in one or more series.  The basis for calculating the dollar value of debt securities distributed under this prospectus will be the aggregate principal amount of debt securities that we issue except in the case of any debt securities that are issued at an original issue discount, the dollar value of which will be calculated on the basis of the gross proceeds that we receive."

As of the date of this amendment, we have distributed under this prospectus debt securities with an aggregate principal amount of US$1,750,000,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE AMENDED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Under the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission, we are permitted to prepare the amended prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian and U.S. auditing and auditor independence standards.  They may not be comparable to financial statements of U.S. companies.

Owning the debt securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion, if any, in any applicable prospectus supplement.  The amended prospectus or any applicable prospectus supplement may not describe tax considerations that may be relevant to you.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, most of our directors, substantially all of our officers and most of the experts named in the amended prospectus are Canadian residents, and substantially all of our assets are located outside the United States.

The prospectus is further amended by deleting the last sentence of the first paragraph under the heading "Forward-Looking Information" and substituting therefor the following sentence:

"Forward-looking information is based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time applied, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability."

The prospectus is further amended by deleting the first four sentences under the heading "Rogers Communications Inc." and substituting therefor the following four sentences:

"We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network.  Through Rogers Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services.  Through Rogers Media Inc. ("Rogers Media") we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment."

The prospectus is further amended by deleting references to "The Bank of New York" as trustee under the indenture and substituting therefor "The Bank of New York Mellon" and by amending references to the indenture being a form to reflect that the indenture was executed on August 6, 2008.  In particular, the prospectus is amended by deleting the first sentence of the second paragraph under the heading "Description of Debt Securities" and substituting therefor the following sentence:

"The senior debt securities and the subordinated debt securities may be issued under the indenture between us and The Bank of New York Mellon, as trustee, dated as of August 6, 2008, as supplemented by one or more supplemental indentures, a copy of such indenture is attached as an exhibit to the registration statement of which this prospectus forms a part."

The prospectus is further amended by deleting the first two sentences of the second paragraph under the heading "Description of Debt Securities – Events of Default" and substituting therefor the following sentence:

"If an Event of Default (other than an Event of Default specified in clause (f) above) occurs and is continuing in respect of a series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of the affected series may declare the principal of all outstanding debt securities of such series due and payable."

The prospectus is further amended by deleting the following text contained in the third paragraph under the heading "Description of Debt Securities – Events of Default" commencing in the third line of that paragraph:

"(all considered as one class unless it is in respect of an Event of Default specified in clause (a) or (b) above, in which case each series so affected will be considered separately by series), by written notice to RCI and the trustee, may, on behalf of the holders of all the debt securities of such individual series (in the case of an Event of Default under clause (a) or (b) above) or all such affected series (in all other cases), waive any past Default or Event of Default and"

and substituting therefor the following text:

"acting in writing may, on behalf of the holders of all the debt securities of such individual series,"

The prospectus is further amended by deleting all of the text prior to the proviso in the first sentence of the first paragraph under the heading "Description of Debt Securities – Modification and Waiver" and substituting therefor the following text:

"Modifications and amendments to the indenture, including to any supplemental indenture relating to a series of debt securities, and one or more series of debt securities may be made by RCI (and any applicable guarantors) and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of each such series issued under the indenture to which such modification or amendment will apply;"

The prospectus is further amended by deleting the third paragraph under the heading "Description of Debt Securities – Modification and Waiver" and substituting therefor the following paragraph:

"The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive RCI's compliance with certain covenants and other provisions of the indenture and the supplemental indenture that apply to such series of debt securities, including certain existing defaults and Events of Default and their consequences under the indenture."

The prospectus must be read together with this amendment, any documents incorporated therein by reference and any supplement(s) relating to an offering of debt securities thereunder. The statements contained in the prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to November 8, 2007 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which also is or is deemed to be incorporated by reference therein, modifies or supersedes that statement.

AUDITORS' CONSENT

To the Board of Directors of Rogers Communications Inc.:

We have read the short form base shelf prospectus of Rogers Communications Inc. (the "Company") dated November 8, 2007 as amended by Amendment No. 1 dated October 29, 2008 (as amended, the "Prospectus"), which may allow the Company to offer for sale from time to time debt securities up to an aggregate amount of US$4,000,000,000.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company dated February 20, 2008 on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
October 29, 2008

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 8, 2007

ROGERS COMMUNICATIONS INC.

US$2,000,000,000
Debt Securities

We may offer from time to time, during the 25 month period that this prospectus, including any amendments hereto, remains effective, debt securities in an aggregate amount not to exceed US$2,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering).  These debt securities may consist of debentures, notes or other types of debt and may be issuable in one or more series.  The basis for calculating the dollar value of debt securities distributed under this prospectus will be the aggregate principal amount of debt securities that we issue except in the case of any debt securities that are issued at an original issue discount, the dollar value of which will be calculated on the basis of the gross proceeds that we receive.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Under the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission, we are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of U.S. companies.

Owning the debt securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion, if any, in any applicable prospectus supplement.  This prospectus or any applicable prospectus supplement may not describe tax considerations that may be relevant to you.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, most of our directors, substantially all of our officers and most of the experts named in this prospectus are Canadian residents, and substantially all of our assets are located outside the United States.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

The debt securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors.  We will provide the specific terms of any debt securities we offer in one or more prospectus supplements which will accompany this prospectus.  You should read this prospectus and any applicable prospectus supplement carefully before you invest.  This prospectus may not be used to offer debt securities unless accompanied by a prospectus supplement.

We may sell debt securities to or through underwriters or dealers purchasing as principals, and may also sell debt securities to one or more purchasers directly or through agents. The prospectus supplement relating to a particular issue of debt securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, including, to the extent applicable, the proceeds to be received by us and any fees payable to underwriters, dealers or agents.  In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Unless otherwise specified in the applicable prospectus supplement, each issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, debt securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.  The price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

Our head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 and our registered office is located at 1075 W. Georgia Street, Suite 2100, Vancouver, British Columbia, V6E 3G2.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement and on other information included in the registration statement of which this prospectus forms a part.  References to this "prospectus" include documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different.  The information in or incorporated by reference into this prospectus is current only as of the date of the applicable prospectus supplement.  We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law.

Except as set forth under "Description of Debt Securities" or unless the context otherwise requires, in this prospectus (excluding the documents incorporated by reference herein) the terms "RCI", "Company", "we", "us" and "our" refer to Rogers Communications Inc. and its subsidiaries, references to Canadian dollars, "Cdn$" and "$" are to the currency of Canada and references to U.S. dollars or "US$" are to the currency of the United States.  Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and are stated in Canadian dollars.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of those debt securities to which the prospectus supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the Ontario Securities Commission under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") under the United States Securities Exchange Act of 1934, as amended, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1.	our annual information form for the year ended December 31, 2006, dated March 28, 2007;

2.
our audited consolidated financial statements as at and for the years ended December 31, 2006 and 2005, together with the report of the auditors' thereon, and management's discussion and analysis in respect of those statements;

3.	our management information circular dated April 13, 2007 in connection with our annual and special meeting of shareholders held on May 28, 2007;

4.
our unaudited consolidated financial statements as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 and management's discussion and analysis in respect of those statements; and

5.
our material change report filed May 18, 2007 relating to the release of security on certain debt obligations of our then wholly-owned subsidiaries, Rogers Cable Inc. and Rogers Wireless Inc., on or about June 28, 2007, our plan to amalgamate with those subsidiaries on or about July 1, 2007 and to cancel and replace existing bank credit facilities, and the redemption of certain debentures of Rogers Wireless Inc.

Any documents of the types referred to above and any material change reports (excluding confidential material change reports), business acquisition reports and updated earnings coverage ratio information filed by us with the Ontario Securities Commission after the date of this short form prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.  In addition, any such documents which are filed with or furnished to the SEC by us in our periodic reports on Form 6-K or annual report on Form 40-F after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management's discussion and analysis being filed with, and where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management's discussion and analysis and all interim financial statements and accompanying management's discussion and analysis, material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim financial statements and accompanying management's discussion and analysis being filed by us with, and where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

A prospectus supplement containing the specific terms of an offering of the debt securities and updated disclosure of earnings coverage ratios, if applicable, will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of debt securities covered by that prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777.  Copies of documents that we have filed with the Ontario Securities Commission may also be obtained over the Internet at the Canadian Securities Administrators' website at www.sedar.com.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-9 relating to the debt securities and of which this prospectus forms a part. This prospectus does not contain all of the information contained in the registration statement, to which reference is made for further information.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and, in accordance therewith, file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC's website at www.sec.gov.  You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549.  Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.  Copies of reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

This prospectus (including the documents incorporated by reference herein) includes "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information" or "forward-looking statements"), concerning, among other things, the future performance of our business, operations and financial performance and condition.  This forward-looking information includes, but is not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.  This forward-looking information also includes, but is not limited to, guidance relating to revenue, operating profit, property, plant and equipment expenditures, free cash flow, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts.  The words "could", "expect", "may", "anticipate", "assume", "believe", "intend", "estimate", "plan", "project", "guidance" and similar expressions are intended to identify statements containing forward-looking information, although not all statements containing forward-looking information include such words.  Forward-looking information is based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time applied, including, but not limited to, general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information.  A number of risk factors could cause our future, actual results and performance to differ materially from those in the forward-looking information, including, but not limited to:

•	economic conditions,

•	technological change,

•	the integration of acquisitions,

•	the failure to achieve anticipated results from synergy initiatives,

•	unanticipated changes in content or equipment costs,

•	changing conditions in the entertainment, information and communications industries,

•	regulatory changes, and

•	changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors.

Many of these risks are beyond our control.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking information prove incorrect, our actual results and performance may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any statements herein containing forward-looking information and to not place undue reliance on such statements and underlying assumptions.  We are under no obligation (and expressly disclaim any such obligation) to update or alter statements containing forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  Before making any investment decision in respect of the debt securities, see the risk factors incorporated by reference into this prospectus as described under "Risk Factors" for a more detailed discussion of factors that may affect our actual results and performance.

ROGERS COMMUNICATIONS INC.

We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications, or GSM, based network.  Rogers Cable and Telecom is Canada's largest cable television provider, offering cable television, high-speed Internet access, residential telephony services and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking and broadband Internet connectivity to small, medium and large businesses.  Rogers Media Inc. ("Rogers Media") is engaged in radio and television broadcasting, televised shopping, magazines and trade publications and sports entertainment.  Our shares are publicly traded on the Toronto Stock Exchange (RCI.A and RCI.B) and on the New York Stock Exchange (RCI).

RECENT DEVELOPMENTS

On June 29, 2007, each of Rogers Cable Inc.'s ("Cable") $1 billion bank credit facility, Rogers Wireless Inc.'s ("Wireless") $700 million bank credit facility and Rogers Media's $600 million bank credit facility were permanently repaid and cancelled and RCI entered into a new unsecured bank credit facility which provides RCI with up to $2.4 billion from a consortium of Canadian financial institutions.

On July 1, 2007, RCI amalgamated with certain of its wholly-owned subsidiaries, including Cable and Wireless.  The amalgamated entity continues as RCI and Cable and Wireless are no longer separate corporate entities and have ceased to be reporting issuers.  This amalgamation does not impact the consolidated results previously reported by RCI and the operating subsidiaries of Cable and Wireless are not part of and are not impacted by the amalgamation.

As a result of the amalgamation, on July 1, 2007, RCI assumed all of the rights and obligations under all of the outstanding Cable and Wireless public debt indentures and cross-currency interest rate exchange agreements.  As part of the amalgamation process, on June 29, 2007, Cable and Wireless released all security provided by bonds issued under the Cable deed of trust and the Wireless deed of trust for all of the then outstanding Cable and Wireless senior public debt and cross-currency interest rate exchange agreements.  As a result, none of the senior public debt or cross-currency interest rate exchange agreements remain secured by such bonds effective as of June 29, 2007.

As a result of these actions, the outstanding public debt and cross-currency interest rate exchange agreements and the new $2.4 billion bank credit facility are now the obligations of RCI on an unsecured basis.  The RCI public debt originally issued by Cable has Rogers Cable Communications Inc. ("RCCI") as a co-obligor and Rogers Wireless Partnership ("RWP") as an unsecured guarantor while the RCI public debt originally issued by Wireless has RWP as a co-obligor and RCCI as an unsecured guarantor.  Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the cross-currency interest rate exchange agreements.  Accordingly, RCI's bank debt, senior public debt and cross-currency interest rate exchange agreements now rank pari passu on an unsecured basis.  Our subordinated public debt remains subordinated to our senior debt.

Further details in respect of these transactions are contained in our unaudited consolidated financial statements as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 and the associated management's discussion and analysis.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, from September 30, 2007 to the date of this prospectus.

USE OF PROCEEDS

Any net proceeds that we expect to receive from the issue of debt securities will be set forth in a prospectus supplement.  Unless otherwise specified in the applicable prospectus supplement, the net proceeds of an offering will be used for any one or more of debt repayment, working capital, acquisitions or other general corporate purposes.  We may, from time to time, incur additional debt other than through the issue of debt securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell debt securities to or through underwriters or dealers purchasing as principals, and also may sell debt securities to one or more purchasers directly or through agents. The distribution of debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers.  The price at which debt securities will be offered and sold may vary as between purchasers during the distribution period.

The prospectus supplement with respect to any debt securities being offered will set forth the terms of the offering of those debt securities, including:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, those debt securities and the proceeds to us from such sale,

•	any delayed delivery arrangements,

•	any underwriting discounts or commissions and other items constituting underwriters' compensation,

•	any offering price (or the manner of determination thereof if offered on a non-fixed price basis),

•	any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which those debt securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with debt securities offered by that prospectus supplement.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement which will also set forth the commission payable for solicitation of these contracts.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.  The debt securities may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.  Each underwriter, dealer or agent participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, each issue of debt securities will be a new issue of debt securities with no established trading market and the debt securities will not be listed on any securities exchange.  In connection with any offering of debt securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  Certain underwriters, dealers or agents may make a market in the debt securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in debt securities of any issue will develop or as to the liquidity of any such trading market for debt securities.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured general obligations or secured obligations, which may be senior (the "senior debt securities") or subordinated (the "subordinated debt securities").  The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities".  Unless otherwise provided in a prospectus supplement, the senior debt securities will have the same rank as all our other unsubordinated debt.  The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our senior indebtedness.  Any debt securities we sell under this prospectus must be, at the time of sale, investment grade securities, as defined in General Instruction I.A to Form F-9, as promulgated from time to time by the SEC, and will not be convertible for a period of at least one year from the time of sale.

The senior debt securities and the subordinated debt securities may be issued under an indenture between us and The Bank of New York, as trustee, as supplemented by one or more supplemental indentures, a form of such indenture is attached as an exhibit to the registration statement of which this prospectus forms a part.  When we issue debt securities, the terms and provisions that are particular to those securities will be set forth in a supplemental indenture.  When we refer to the indenture in this prospectus in respect of a particular series of debt securities, we are referring to the indenture, as supplemented by the supplemental indenture applicable to such series.  The following summary is of certain provisions of the form of indenture and certain general features of the debt securities and this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture and the provisions of the United States Trust Indenture Act of 1939 (the "TIA"), as amended.

The following description of the terms of the debt securities sets forth certain general terms and provisions.  The particular terms of debt securities offered by any prospectus supplement and the extent, if any, to which such general terms and provisions may apply to those debt securities will be described in the related prospectus supplement.  Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.  Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.  In this description, the words we, us, our, RCI and Rogers Communications Inc. refer to Rogers Communications Inc. (or its successors, if any, under the indenture) and not any of its subsidiaries.

General

The debt securities may be issued in one or more series as may be authorized from time to time.  Reference is made to the applicable prospectus supplement for the particular terms of the debt securities being offered, including, where applicable:

(a)	the title of that series,

(b)	any limit on the amount that may be issued in respect of that series,

(c)	whether or not we will issue the series of debt securities in global form and, if so, who the depository will be,

(d)	the maturity date,

(e)	whether the debt securities are to be issued at an original issue discount and/or whether the debt securities are to be interest bearing,

(f)
if the debt securities are to be interest bearing, the annual interest rate or interest basis upon which the annual interest rate may be determined, any credit spread or margin over such interest rate, which may be fixed or variable, or any other method for determining the interest rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

(g)	whether or not the debt securities will be secured or unsecured, and the terms of any security provided,

(h)	any guarantees, including the terms of any such guarantees,

(i)	the ranking of the debt securities of any series relative to our other debt and the terms of the subordination of any series of subordinated debt securities,

(j)	the place where payments will be payable,

(k)	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

(l)	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions,

(m)
the date, if any, on which, and the price at which, we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem or, at the holders' option, to purchase, the series of debt securities,

(n)	whether the applicable supplemental indenture will provide for any covenants or events of default in addition to, or that are different from, those provided in the indenture,

(o)	the price at which the debt securities will be issued or whether the debt securities will be issued on a non-fixed price basis,

(p)	the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable,

(q)	the denominations in which we will issue the series of debt securities, and

(r)	any other specific material terms, preferences, rights or limitations of, or restrictions on, the series of debt securities.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise.  In addition, if there is more than one guarantor for any debt securities, the guarantees would be joint and several as between the guarantors.  We expect any guarantee provided in respect of senior debt securities would constitute a senior, unsecured obligation of the applicable guarantor.  Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement and set forth the applicable supplemental indenture.  If any debt securities are to be guaranteed, we expect that Rogers Cable Communications Inc., an Ontario corporation ("RCCI"), and Rogers Wireless Partnership, an Ontario partnership ("RWP") would be the guarantors.  RCCI and RWP are our wholly-owned subsidiaries.

One or more series of debt securities may be sold at a discount below or premium above their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below or above market rates.  One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices, securities, instruments, loans or other factors.  Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices, securities, instruments, loans or other factors.  Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices, securities, instruments, loans or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.

The term debt securities includes debt securities denominated in Canadian dollars, U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of Cdn$1,000 or US$1,000 and any integral multiple thereof.  Subject to the limitations provided in the indenture and except as otherwise provided in the applicable prospectus supplement, debt securities which are issued in registered form may be transferred or exchanged at the office of the trustee maintained in the Borough of Manhattan, The City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Optional Redemption

The debt securities will be redeemable, in whole or in part, at the option of RCI at any time at a redemption price specified in the applicable prospectus supplement.

Notice of any redemption will be given at least 30 days but not more than 60 days before the redemption date to each holder of the debt securities to be redeemed.

Unless RCI defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debt securities or portions of the debt securities called for redemption.

In the case of a partial redemption of debt securities, selection of debt securities from such series for redemption will be made on a pro rata basis.  If any debt security is redeemed in part, the notice of redemption relating to such debt security shall state the portion of the principal amount thereof to be redeemed; provided that no debt security in an aggregate principal amount of Cdn$1,000 or US$1,000, as the case may be, or less shall be redeemed in part.  A replacement debt security in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original debt security.

Redemption Upon Changes in Withholding Taxes

Each series of debt securities will also be subject to redemption as a whole, but not in part, at the option of RCI at any time, on not less than 30 nor more than 60 days' prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event RCI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such series of debt securities, any Additional Amounts with respect to such series of debt securities as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the date of issuance of such series.  See the subsection entitled "— Additional Amounts".

Certain Covenants

The indenture contains certain covenants not described herein.  To the extent any additional or different covenants will apply to a particular series of debt securities, this will be set forth in the supplemental indenture relating to such series of debt securities and described in the applicable prospectus supplement.

Convertible Debt Securities

The prospectus supplement will describe, if applicable, the terms on which the debt securities will be convertible into equity of RCI.  The prospectus supplement will describe how the number of shares of RCI to be received would be calculated and the anti-dilution protections, if any.  No debt securities will be convertible for a period of at least one year from the time of sale.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture.  Reference is made to the indenture for the full definition of all such terms.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Capital Lease Obligation" means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

"Capital Stock" means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person's capital stock whether now outstanding or issued after the date of the indenture, including, without limitation, all common stock and preferred stock.

"Commission" means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

"Debt" means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not yet due and payable:

(i)  money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(ii)  the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;

(iii)  all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

(iv)  all liabilities upon which interest charges are customarily paid by such Person;

(v)  shares of Disqualified Stock not held by RCI or a wholly-owned Restricted Subsidiary;

(vi)  Capital Lease Obligations and Purchase Money Obligations, determined in each case in accordance with GAAP; and

(vii)  any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above;

provided that "Debt" shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business and, (B) except as otherwise expressly provided in the indenture, Inter-Company Subordinated Debt.

"Default" means, with respect to a series of debt securities, any event that is, or after notice or passage of time or both would be, an Event of Default with respect to such series.

"Disqualified Stock" means, for any series of debt securities, any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of debt securities for cash or securities constituting Debt.  For purposes of this definition, the term "Debt" includes Inter-Company Subordinated Debt.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and as in force at the date as of which the indenture is executed.

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles, in effect in Canada, as established by the Canadian Institute of Chartered Accountants and as applied from time to time by RCI in the preparation of its consolidated financial statements.

"Government Obligations" means direct obligations of, or obligations of a Person the timely payment of which is unconditionally guaranteed by, the government that issued any of the currencies in which the applicable series of debt securities are payable, and that are not subject to prepayment, redemption or call at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the U.S. Securities Act), as custodian with respect to any such obligation or obligations or a specific payment of principal of or interest on any account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal of or interest on the Government Obligation evidenced by such depository receipt.

"Inter-Company Subordinated Debt" means, for any series of debt securities, all indebtedness of RCI or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by RCI or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to such debt securities in the manner and to the extent set forth in Exhibit A to the indenture and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference provisions substantially in the form of Exhibit A to the indenture for the benefit of the trustee and the holders of such debt securities.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

"Purchase Money Obligations" means, with respect to any Person, obligations, other than Capital Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

"Restricted Subsidiary" means any Subsidiary of RCI other than an Unrestricted Subsidiary.

"Rogers Entities" means RCI and its Affiliates.

"Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of RCI as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of RCI and computed in accordance with GAAP.

"Stated Maturity" means, with respect to any series of debt securities or any installment of interest thereon, the date specified in such series as the fixed date on which the principal of such series of debt securities or such installment of interest is due and payable.

"Subsidiary" means any firm, partnership, corporation or other legal entity in which RCI, RCI and one or more Subsidiaries, or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

"Unrestricted Subsidiary" means (i) any Subsidiary of RCI that at the time of determination shall be designated an Unrestricted Subsidiary in accordance with the provisions of the applicable supplemental indenture and (ii) any Subsidiary of an Unrestricted Subsidiary.

"Voting Shares" means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Provision of Financial Information

RCI shall supply without cost to each holder of the debt securities, and file with the trustee within 30 days after RCI is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which RCI may be required to file with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

If RCI is not required to file with the Commission such reports and other information, unless otherwise indicated in the applicable prospectus supplement, RCI will furnish without cost to each holder of the debt securities and file with the trustee (i) within 120 days after the end of each fiscal year, its audited year-end financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time), (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, its interim unaudited financial statements for such fiscal quarter prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time). RCI shall also make such reports available to prospective purchasers of the debt securities, securities analysts and broker-dealers upon their request.

Mergers, Amalgamations and Sales of Assets by RCI

RCI may not consolidate or amalgamate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) RCI shall be the continuing corporation or (2) the Person (if other than RCI) formed by such consolidation or amalgamation or into which RCI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCI substantially as an entirety (i) shall be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia, and (ii) shall assume by operation of law or expressly assume, by a supplemental indenture with respect to all debt securities of each series outstanding under the indenture, all of the obligations of RCI under such debt securities; and (b) immediately after giving effect to such transaction (and, to the extent applicable to any additional covenants of a particular series of debt securities, treating any Debt which becomes an obligation of RCI or a Subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which RCI is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, RCI under the indenture, and thereafter RCI will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding debt securities of each series.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement of a particular series of debt securities, an Event of Default will occur with respect to a series of debt securities pursuant to the indenture if:

(a)	there shall be a failure to pay when due the principal of (or any applicable redemption price of) any of the debt securities of such series; or

(b)	there shall be a failure to pay any interest or any Additional Amounts on any of the debt securities of such series for 30 days after the date when due; or

(c)
RCI or any Restricted Subsidiary shall fail to perform or observe any other covenant contained in the indenture or the supplemental indenture applicable to such series of debt securities for a period of 60 days after written notice of such failure shall have been given to RCI by the trustee or to RCI and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of such series; or

(d)
(i) there shall have occurred one or more defaults of RCI or any Restricted Subsidiary in the payment of the principal of or premium on any indebtedness for money borrowed having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders' Equity, when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of the principal amount of any indebtedness for money borrowed of RCI or any Restricted Subsidiary having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders' Equity and, in any case referred to in the foregoing clause (i),such Debt has not been paid or, in any case referred to in the foregoing clause (ii), such acceleration has not been rescinded or annulled, in each case within 10 days of such nonpayment or acceleration; or

(e)
any judgments or orders aggregating an amount in excess of the greater of $100.0 million and 3.5% of Shareholders' Equity rendered against RCI or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(f)	certain events of bankruptcy, insolvency or reorganization affecting RCI or any Restricted Subsidiary shall occur.

If an Event of Default specified in clause (a) or (b) above shall occur and be continuing in respect of one or more series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of an affected series may declare the principal of all outstanding debt securities of such series due and payable.  If an Event of Default (other than an Event of Default specified in clause (a), (b) or (f) above) shall occur and be continuing in respect of one or more series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of all such affected series (considered as one class) may declare the principal of all outstanding debt securities of each such series due and payable.  If an Event of Default specified in clause (f) above occurs and is continuing in respect of a series of debt securities, then the principal of all outstanding debt securities of such series shall become due and payable without any declaration or other act on the part of the trustee or any holder of such series.

At any time after a declaration of acceleration with respect to one or more series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of such affected series (all considered as one class unless it is in respect of an Event of Default specified in clause (a) or (b) above, in which case each series so affected will be considered separately by series), by written notice to RCI and the trustee, may, on behalf of the holders of all the debt securities of such individual series (in the case of an Event of Default under clause (a) or (b) above) or all such affected series (in all other cases), waive any past Default or Event of Default and rescind and annul such declaration of acceleration and its consequences if (a) RCI has paid or deposited, or caused to be paid or deposited, with the trustee a sum sufficient to pay (i) all sums paid or advanced by the trustee with respect to such series of debt securities and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (ii) the principal of, and interest, premium or other amounts, if any, on, any debt securities of such series that have become due and payable otherwise than by such declaration of acceleration, and (iii) to the extent provided in the applicable prospectus supplement and to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided for such purpose in the prospectus supplement for such series; and (b) all Events of Default, other than the nonpayment of principal of, or interest, premium or other amounts, if any, on, the debt securities of such series which have become due solely by such declaration of acceleration, have been cured or waived.

The indenture contains a provision entitling the trustee to be funded and indemnified by the holders of debt securities of the applicable series before proceeding to exercise any right or power under such indenture at the request or direction of such holders.  Subject to such provisions for funding and indemnification of the Trustee and certain other limitations and conditions contained in the indenture, the indenture provides that the holders of a majority in aggregate principal amount of outstanding debt securities of the applicable series (or all affected series, as applicable) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee under the indenture.  The indenture provides that no holder of debt securities of any series may pursue a remedy with respect to the indenture except under certain circumstances where the trustee has failed to act.

During the existence of an Event of Default, the trustee is required to exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

RCI will be required to furnish to the trustee annually a statement as to any default by RCI in the performance and observance of its obligations under the indenture.

Defeasance and Covenant Defeasance of Indenture

Unless otherwise indicated in the relevant prospectus supplement of a particular series of debt securities, RCI may, at its option, and at any time, elect to have the obligations of RCI (and any applicable guarantors) discharged with respect to all outstanding debt securities or all outstanding debt securities of any series ("defeasance").  Such defeasance means that RCI (and any such guarantors) shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series and to have satisfied its other obligations under the indenture, except for (i) the rights of holders of outstanding debt securities of such series to receive payments in respect of the principal of (and premium, if any) and interest on such debt securities when such payments are due, (ii) RCI's obligations under the indenture with respect to such debt securities relating to the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities, the payment of Additional Amounts, the maintenance of any office or agency for payments in respect of such debt securities, the holding of money for security payments in trust and statements as to compliance with such indenture, (iii) RCI's obligations under the indenture in connection with the rights, powers, trusts, duties and immunities of the trustee, (iv) the defeasance provisions of the indenture and (v) RCI's right of redemption in the event of Additional Amounts becoming payable under certain circumstances.  In addition, RCI may, at its option and at any time, elect to be released from its obligations (and to release any applicable guarantors from their obligations) with respect to certain covenants in respect of any series of debt securities under the indenture (including those described under the subsection entitled "—Provision of Financial Information") and any and all additional and different covenants identified in the applicable prospectus supplement of such series of debt securities (unless otherwise indicated in such prospectus supplement) ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to such series of debt securities.  In the event covenant defeasance occurs in respect of a series, the events (excluding failure to pay and bankruptcy and insolvency events) described under the subsection entitled "—Events of Default", as well as any additional and different Events of Default specified in the prospectus supplement of such series, will no longer constitute Events of Default with respect to the debt securities of such series.

In order to exercise either defeasance or covenant defeasance, (i) RCI must irrevocably deposit with the trustee, in trust, cash in the currency or currencies in which such debt securities are payable, certain Government Obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding debt securities of such series on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States stating that (x) RCI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the applicable supplemental indenture with respect to a series of debt securities, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of such series will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in Canada to the effect that holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder or the trustee); and (v) RCI must comply with certain other conditions.

Additional Amounts

All payments made by RCI under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless RCI is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.  If RCI is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the debt securities, RCI will pay as interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of such debt securities in respect of a beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received in respect of the beneficial owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of debt securities in respect of a beneficial owner (each an "Excluded Person") (i) with which RCI does not deal at arm's length (within the meaning of the Income Tax Act  (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of debt securities or the receipt of payments thereunder, (iii) which is subject to such Taxes by reason of its failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, (iv) if the debt securities are presented for payment more than 15 days after the date on which such payment or such debt securities became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to such Additional Amounts had the debt securities been presented on the last day of such 15-day period) or (v) to the extent that such withholding is imposed on a payment to a holder or beneficial owner who is an individual pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive.  RCI will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  Upon the written request of a holder of debt securities, RCI will furnish, as soon as reasonably practicable, to such holder of debt securities certified copies of tax receipts evidencing such payment by RCI.  RCI will indemnify and hold harmless each holder of debt securities in respect of a beneficial owner (other than an Excluded Person) and, upon written request of any holder of debt securities (other than an Excluded Person), reimburse such holder for the amount of (i) any such Taxes so levied or imposed and paid by such holder as a result of any failure of RCI to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such holder in respect of a beneficial owner after such reimbursement would not be less than the net amount such holder would have received in respect of the beneficial owner if such taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the debt securities is due and payable, if RCI will be obligated to pay Additional Amounts with respect to such payment, RCI will deliver to the trustee an officer's certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and setting forth such other information necessary to enable the trustee, on behalf of the Company, to pay such Additional Amounts to holders of debt securities on the payment date.  Whenever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any debt securities, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that RCI has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the debt securities of either series, any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, RCI may redeem all, but not less than all, the debt securities of such series at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date.  See the subsection entitled "— Redemption Upon Changes in Withholding Taxes".

Modification and Waiver

Modifications and amendments to the indenture, including to any supplemental indenture relating to a series of debt securities, and one or more series of debt securities may be made by RCI (and any applicable guarantors) and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of all series issued under the indenture to which such modification or amendment will apply (considered as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the indenture or the applicable supplemental indenture or to waive certain defaults; or (iii) modify any of the provisions relating to the modification or amendment of the indenture or the applicable supplemental indenture which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past defaults or certain covenants, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the indenture or the applicable supplemental indenture cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby.

In addition, modifications and amendments to the indenture and the debt securities may be made by RCI (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the indenture or the debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any series in any material respect, and (iii) give effect to any direction or other act of the holders of debt securities permitted to be given, made or taken under the indenture.

The holders of a majority in aggregate principal amount of the outstanding debt securities of all affected series (considered as one class) may waive compliance with certain covenants and provisions of the indenture and the supplemental indenture that apply to such series of debt securities.

Global Securities

We expect the following provisions to apply to all debt securities.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the "depositary") identified in the prospectus supplement.  Global securities will be issued in registered form and in either temporary or definitive form.  Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement.  We expect that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary.  Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us.  Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary ("participants") or persons that may hold interests through participants.  Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.  The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form.  Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, except as required by law, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities.  Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities.  None of RCI, the trustee for the debt securities, any paying agent, or any registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests of the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a global security representing the debt securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for the debt securities as shown on the records of the depositary or its nominee.  We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name.  Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities.  In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities.  A global security for a series of debt securities will also be exchangeable for definitive debt securities in the event that an Event of Default in respect of such series shall occur and be continuing.  If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name.

Concerning the Trustee

The Bank of New York will be the trustee under the indenture.

Governing Law

The indenture, any supplemental indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since substantially all of the assets of RCI are located outside the United States, any judgment obtained in the United States against RCI, including judgments with respect to the payment of principal or redemption price on the debt securities, may not be collectible within the United States.  RCI has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that, under the laws of the Province of Ontario and the federal laws of Canada applicable in that province (collectively, "Applicable Laws"), a court of competent jurisdiction in the Province of Ontario (an "Ontario Court") would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York ("New York Court") for a sum certain, obtained against RCI with respect to a claim arising out of the indenture and the debt securities (a "New York Judgment"), without reconsideration of the merits (a) provided that (i) an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally; and (b) subject to the following defenses: (i) that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) that the New York Judgment is contrary to public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or (iv) that the New York Judgment has been satisfied or is void or voidable under the laws of the State of New York.

Consent to Jurisdiction and Service

The indenture provides that RCI will appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any suit, action or proceeding with respect to the indenture, any supplemental indentures or the debt securities issued thereunder and for actions brought under federal or state laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction.

EARNINGS COVERAGE

The following earnings coverage ratios have been calculated on a consolidated basis for the 12-month periods ended December 31, 2006 and September 30, 2007 based on our financial statements for the respective periods and have been prepared in accordance with Canadian GAAP.

	12 Months Ended December 31, 2006	12 Months Ended September 30, 2007
Earnings coverage ratio	2.1x	2.2x

Our interest requirements amounted to $620 million for the 12-month period ended December 31, 2006 and $592 million for the 12-month period ended September 30, 2007. Our earnings before interest expense and income taxes for the 12-month periods ended December 31, 2006 and September 30, 2007 were $1,298 million and $1,329 million, respectively, which is 2.1 times and 2.2 times our interest requirements for such periods.

The earnings coverage ratios and associated financial information presented above do not give effect to the issuance of debt securities that may be issued pursuant to any prospectus supplement since the aggregate principal amounts and the terms of such debt securities are not presently known. Nor do they give effect to the certain borrowings by RCI or the repayment and redemption of certain long-term financial liabilities of RCI subsequent to the periods presented.  For a description of certain borrowings of, and repayments and redemptions by, RCI during the nine months ended September 30, 2007, see Note 6 to our unaudited consolidated financial statements as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 and our management's discussion and analysis in respect of those statements.  Earnings coverage ratios adjusted to give effect to the issuance and repayment, redemption or other retirement of long-term financial liabilities and to reflect such other adjustments as are required by applicable Canadian securities law requirements will be presented for the prescribed periods in the applicable prospectus supplement.

RISK FACTORS

An investment in the debt securities involves risk.  Before deciding whether to invest in the debt securities, you should consider carefully the risks described in the documents incorporated by reference into this prospectus (including subsequent documents incorporated by reference into this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities.  Discussions of certain risk and uncertainties affecting our business are provided in our annual information form, our management's discussion and analysis for the year ended December 31, 2006 and our management's discussion and analysis for the nine months ended September 30, 2007 (or, as applicable, our annual information form and our management's discussion and analysis for subsequent periods), each of which are incorporated by reference into this prospectus.  Any of these risks could materially adversely affect our business, financial condition or results of operations.  Additional risks not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of British Columbia, Canada and substantially all of our assets are located in Canada.  In addition, most of our directors, substantially all of our officers and most of the experts named herein are resident outside the United States.  As a result, it may be difficult for U.S. investors to effect service of process within the United States upon such directors, officers or experts to enforce against them judgements of U.S. courts based upon, among other things, the civil liability provisions of the U.S. federal securities laws.  In addition, we have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that there is some doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the U.S. federal securities laws, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the debt securities offered thereunder.  The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those debt securities by an investor who is a United States person.

LEGAL MATTERS

Certain legal matters relating to debt securities offered by this short form base shelf prospectus will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel.  Unless otherwise specified in the applicable prospectus supplement, certain legal matters in connection with debt securities so offered will be passed upon for the underwriters, dealers or agents, as applicable, in respect of that offering by Osler, Hoskin & Harcourt LLP, in respect of matters of Canadian law, and Shearman & Sterling LLP, in respect of matters of United States law.  As of the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

Our consolidated financial statements as at and for the years ended December 31, 2006 and 2005 incorporated by reference into this prospectus have been audited by KPMG LLP, as indicated in their report incorporated by reference into this prospectus, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

•	the documents referred to under "Documents Incorporated by Reference";

•	consent of KPMG LLP;

•	consent of Davies Ward Phillips & Vineberg LLP;

•	powers of attorney from directors and officers of each of RCI, RCCI and RWP;

•	the form of indenture relating to the debt securities; and

•	the statement of eligibility of the trustee on Form T-1.

AUDITORS' CONSENT

To the Board of Directors of Rogers Communications Inc.:

We have read the short form base shelf prospectus (the "Prospectus") of Rogers Communications Inc. (the "Company") dated November 8, 2007 which may allow the Company to offer for sale from time to time debt securities up to an aggregate amount of US$2,000,000,000.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company dated March 9, 2007 on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of income, deficit and cash flows for each of the years in the two-year period ended December 31, 2006.

/s/ KMPG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
November 8, 2007

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Rogers Communications Inc.

Under Section 160 of the Business Corporations Act (British Columbia) (the “BCBCA”),

(a)	a director or officer of Rogers Communications Inc. (“RCI”),

(b)	a former director or officer of RCI,

(c)	director, former director, officer or former officer of another corporation at a time when the corporation is or was an affiliate of RCI or at the request of RCI,

(d)
 an individual who is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, at the request of RCI (any corporation or entity referred to in (c) or (d), an “associated corporation”; and any individual described in (a) through (d), an “eligible individual”) or

(e)	any heirs and personal or other legal representatives of an eligible individual (any person described in (e) and any eligible individual, an “eligible party”)

may be indemnified by RCI against all judgments, penalties or fines awarded or imposed or to which the eligible party may be liable in, or amounts paid in settlement of, any civil, criminal, quasi-criminal, administrative or regulatory action or proceeding or investigative action, whether current, threatened, pending or completed, in which the eligible party, by reason of an eligible individual being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, RCI or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or costs, charges and expenses, including legal and other fees (“expenses”) related to, any such action or proceeding (an “eligible proceeding”); and after the final disposition of an eligible proceeding, may be paid the expenses actually and reasonably incurred by the eligible party in respect of that proceeding.

Under Section 161 of the BCBCA, an eligible party must, after the final disposition of an eligible proceeding, be paid by RCI the expenses actually and reasonably incurred by the eligible party in respect of the eligible proceeding if the eligible party is wholly successful on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding.

Under Section 162 of the BCBCA, an eligible party may be paid by RCI, as expenses are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by the eligible party in respect of that proceeding; provided that RCI must not pay such expenses unless RCI first receives from the eligible party a written undertaking that the eligible party will repay the amounts advanced if it is ultimately determined that (i) the eligible individual in relation to the subject matter of the eligible proceeding did not act honestly and in good faith with a view to the best interests of RCI or associated corporation, as the case may be, (ii) in the case of an eligible proceeding other than a civil proceeding, the eligible individual did not have reasonable grounds for believing the eligible individual’s conduct in respect of which the proceeding was brought was lawful, (iii) the eligible proceeding is brought by or on behalf of RCI or an associated corporation or (iv) in certain circumstances, RCI is or was prohibited from doing so by its charter (each of items (i) to (iv), a “statutory prohibition”).

Under Section 163 of the BCBCA, RCI must not make an indemnification or payment under Sections 160 to 162 if there is a statutory prohibition.

Under Section 164 of the BCBCA, the Supreme Court of British Columbia may, on application of RCI or an eligible party, order RCI to indemnify or to pay expenses, despite Sections 160 to 163 of the BCBCA.

The articles of RCI provide that RCI shall indemnify, and pay expenses in advance of the final disposition of a proceeding of, a director or officer or former director or officer of RCI or a person who acts or acted at RCI’s request as a director or officer, or in a similar capacity of another entity, and the heirs and personal or other legal representatives of such a person, in accordance with, and to the fullest extent and in all circumstances permitted by the BCBCA.  The articles further provide that RCI may enter into indemnification agreements, including without limitation, provisions therein whereby a court order approving indemnification will be applied for, if required.  The foregoing rights and powers of RCI are in addition to and not in substitution for any other rights and powers regarding indemnification, payment of expenses and insurance.

Under the BCBCA, the articles of RCI may affect the power or obligation of RCI to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses.  As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the BCBCA.

As contemplated by Section 165 of the BCBCA, RCI has purchased insurance against potential claims against the directors or officers of RCI and against loss for which RCI may be required or permitted by law to indemnify such directors and officers.

RCI has entered into indemnification agreements with certain of its officers and directors that indemnify such persons to the maximum amount permitted by applicable law. Pursuant to these agreements, RCI has agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation to repay in certain circumstances.

Rogers Cable Communications Inc.

Under the Business Corporations Act (Ontario) (the “OBCA”), Rogers Cable Communications Inc. (“RCCI”) may indemnify a present or former director or officer or an individual who acts or acted at RCCI’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with RCCI or other entity, provided that the director or officer acted honestly and in good faith with a view to the best interests of RCCI and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from RCCI as a matter of right if the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

In accordance with and subject to the OBCA, the By-laws of RCCI indemnify a director or officer, a former director or officer, or a person who acts or acted at RCCI’s request, as a director or officer of a corporation in which RCCI is or was a shareholder or creditor and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative proceeding to which he was made a party by reason of being or having been a director or officer of RCCI or other corporation if he acted honestly and in good faith with a view to the best interests of RCCI, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

A policy of directors’ and officers’ liability insurance is maintained by RCI, on behalf of RCCI, which insures directors and officers of RCCI for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities arising under the Securities Act and also reimburses RCCI for payments made pursuant to the indemnity provisions under the OBCA.

Rogers Wireless Partnership

Under the Partnerships Act (Ontario), each partner of Rogers Wireless Partnership (“RWP”) is liable jointly with the other partners for all debts and obligations of RWP incurred while such partner is a partner.

Pursuant to the partnership agreement dated March 2, 2005 forming RWP, the partners of RWP are, as among themselves, liable for, and have agreed to indemnify each other from, the debts, liabilities, obligations and losses of RWP in proportion to the number of partnership units owned by them respectively.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrants pursuant to the foregoing provisions, the Registrants have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

Exhibit Number	Description
4.1
Annual information form of Rogers Communications Inc. (“RCI”) for the year ended December 31, 2007, dated March 4, 2008 (incorporated by reference to Exhibit 99.1 to RCI’s Form 40-F (Commission File No. 001-10805) filed with the Commission on March 4, 2008)

4.2
Audited consolidated financial statements of RCI as at and for the years ended December 31, 2007 and 2006, together with the report of the auditors’ thereon, and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on March 4, 2008)

4.3
Management information circular of RCI, dated March 20, 2008, as amended on April 3, 2008, in connection with RCI’s annual meeting of shareholders held on April 29, 2008 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K/A (Commission File No. 001-10805) furnished to the Commission on April 4, 2008)

4.4
Unaudited consolidated financial statements of RCI as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on October 28, 2008)

4.5
Material change report of RCI relating to RCI’s application to the Toronto Stock Exchange (the “TSX”) to make a Normal Course Issuer Bid for purchases of RCI’s Class B Non-Voting Shares through the facilities of the TSX (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on January 18, 2008)

4.6
Material change report of RCI relating to the pricing, on July 30, 2008, of U.S.$1,750,000,000 underwritten public offering of debt securities, consisting of U.S.$1,400,000,000 aggregate principal amount of 6.80% senior notes due 2018 and U.S.$350,000,000 aggregate principal amount of 7.50% senior notes due 2038 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

5.1	Consent of KPMG LLP
5.2	Consent of Davies Ward Phillips & Vineberg LLP
6.1	Powers of attorney (included on the signature pages of this registration statement)
7.1
Indenture, dated August 6, 2008, between RCI and The Bank of New York Mellon (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.2
First Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.2 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.3
Second Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.3 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.4
Statement of Eligibility and Qualification of the Trustee on Form T-1 (incorporated by reference to Exhibit 7.2 to Amendment No. 1 to RCI’s Form F-9 (Commission File No. 333-147078) filed with the Commission on November 8, 2007)

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Each Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process

Concurrently with the filing of this registration statement, each of the Registrants is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of any Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on the 31st day of October, 2008.

ROGERS COMMUNICATIONS INC.
(Registrant)

By:	/s/ M. Lorraine Daly
	Name:	M. Lorraine Daly
	Title:	Vice-President, Treasurer

By:	/s/ William W. Linton
	Name:	William W. Linton
	Title:	Senior Vice President, Finance and Chief Financial Officer

ROGERS CABLE COMMUNICATIONS INC.
(Registrant)

By:	/s/ M. Lorraine Daly
	Name:	M. Lorraine Daly
	Title:	Vice President, Treasurer

By:	/s/ William W. Linton
	Name:	William W. Linton
	Title:	Senior Vice President

ROGERS WIRELESS PARTNERSHIP
(Registrant)

By:	/s/ M. Lorraine Daly
	Name:	M. Lorraine Daly
	Title:	Vice President, Treasurer

By:	/s/ William W. Linton
	Name:	William W. Linton
	Title:	Senior Vice President

SIGNATURES WITH RESPECT TO ROGERS COMMUNICATIONS INC.

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alan D. Horn, Edward S. Rogers, O.C., William W. Linton, M. Lorraine Daly and David P. Miller his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ Edward S. Rogers, O.C.	Director and President and Chief Executive Officer	October 31, 2008
Edward S. Rogers, O.C.	(principal executive officer)

/s/ William W. Linton	Senior Vice President, Finance and Chief Financial Officer	October 31, 2008
William W. Linton	(principal financial and accounting officer)

/s/ Alan D. Horn	Director and Chairman	October 31, 2008
Alan D. Horn

/s/ Philip B. Lind	Director and Vice Chairman	October 31, 2008
Philip B. Lind

/s/ Nadir H. Mohamed	Director and President and Chief Operating Officer, Communications Group	October 31, 2008
Nadir H. Mohamed

/s/ Edward Rogers	Director and Senior Vice President, Communications Group	October 31, 2008
Edward Rogers

/s/ Melinda M. Rogers	Director and Senior Vice President, Strategy and Development	October 27, 2008
Melinda M. Rogers

/s/ Ronald D. Besse	Director	October 31, 2008
Ronald D. Besse

/s/ C. William D. Birchall	Director	October 31, 2008
C. William D. Birchall

/s/ John H. Clappison	Director	October 31, 2008
John H. Clappison

/s/ Peter C. Godsoe, O.C.	Director	October 31, 2008
Peter C. Godsoe, O.C.

Signature	Title	Date Signed

/s/ Thomas I. Hull	Director	October 31, 2008
Thomas I. Hull

/s/ Isabelle Marcoux	Director	October 31, 2008
Isabelle Marcoux

/s/ The Hon. David R. Peterson, P.C., Q.C.	Director	October 31, 2008
The Hon. David R. Peterson, P.C., Q.C.

/s/ Loretta A. Rogers	Director	October 31, 2008
Loretta A. Rogers

/s/ William T. Schleyer	Director	October 31, 2008
William T. Schleyer

/s/ John A. Tory, Q.C.	Director	October 31, 2008
John A. Tory, Q.C.

/s/ J. Christopher C. Wansbrough	Director	October 31, 2008
J. Christopher C. Wansbrough

/s/ Colin D. Watson	Director	October 31, 2008
Colin D. Watson

SIGNATURES WITH RESPECT TO ROGERS CABLE COMMUNICATIONS INC.

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alan D. Horn, Edward S. Rogers, O.C., William W. Linton, M. Lorraine Daly and David P. Miller his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ Edward Rogers	Director and President (principal executive officer)	October 31, 2008
Edward Rogers

/s/ William W. Linton	Director and Senior Vice President (principal financial and accounting officer)	October 31, 2008
William W. Linton

/s/ Edward S. Rogers, O.C.	Director and Vice Chairman	October 31, 2008
Edward S. Rogers, O.C.

SIGNATURES WITH RESPECT TO ROGERS WIRELESS PARTNERSHIP

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alan D. Horn, Edward S. Rogers, O.C., William W. Linton, M. Lorraine Daly and David P. Miller his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ Robert W. Bruce	President (principal executive officer)	October 31, 2008
Robert W. Bruce

/s/ William W. Linton	Member of the Management Committee and Senior Vice President	October 31, 2008
William W. Linton	(principal financial and accounting officer)

/s/ Edward S. Rogers, O.C.	Member of the Management Committee and Vice Chairman	October 31, 2008
Edward S. Rogers, O.C.

/s/ Nadir H. Mohamed	Member of the Management Committee and Vice Chairman	October 31, 2008
Nadir H. Mohamed

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Rogers Communications Inc., Rogers Cable Communications Inc. and Rogers Wireless Partnership in the United States, in the City of Newark, State of Delaware on the 31st day of October, 2008.

PUGLISI & ASSOCIATES

By:	/s/ Greg Lavelle
	Name:	Greg Lavelle
	Title:	Managing Director

EXHIBITS INDEX

Exhibit Number	Description
4.1
Annual information form of Rogers Communications Inc. (“RCI”) for the year ended December 31, 2007, dated March 4, 2008 (incorporated by reference to Exhibit 99.1 to RCI’s Form 40-F (Commission File No. 001-10805) filed with the Commission on March 4, 2008)

4.2
Audited consolidated financial statements of RCI as at and for the years ended December 31, 2007 and 2006, together with the report of the auditors’ thereon, and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on March 4, 2008)

4.3
Management information circular of RCI, dated March 20, 2008, as amended on April 3, 2008, in connection with RCI’s annual meeting of shareholders held on April 29, 2008 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K/A (Commission File No. 001-10805) furnished to the Commission on April 4, 2008)

4.4
Unaudited consolidated financial statements of RCI as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on October 28, 2008)

4.5
Material change report of RCI relating to RCI’s application to the Toronto Stock Exchange (the “TSX”) to make a Normal Course Issuer Bid for purchases of RCI’s Class B Non-Voting Shares through the facilities of the TSX (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on January 18, 2008)

4.6
Material change report of RCI relating to the pricing, on July 30, 2008, of U.S.$1,750,000,000 underwritten public offering of debt securities, consisting of U.S.$1,400,000,000 aggregate principal amount of 6.80% senior notes due 2018 and U.S.$350,000,000 aggregate principal amount of 7.50% senior notes due 2038 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

5.1	Consent of KPMG LLP
5.2	Consent of Davies Ward Phillips & Vineberg LLP
6.1	Powers of attorney (included on the signature pages of this registration statement)
7.1
Indenture, dated August 6, 2008, between RCI and The Bank of New York Mellon (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.2
First Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.2 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.3
Second Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.3 to RCI’s Form 6-K (Commission File No. 001-10850) furnished to the Commission on August 6, 2008)

7.4
Statement of Eligibility and Qualification of the Trustee on Form T-1 (incorporated by reference to Exhibit 7.2 to Amendment No. 1 to RCI’s Form F-9 (Commission File No. 333-147078) filed with the Commission on November 8, 2007)